2015 Investor Day November 12, 2015 Filed by Liberty Media Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the Securities Exchange Act of 1934 Subject Company: Liberty Media Corporation Commission File No.: 001-35707

Forward-Looking Statements This presentation includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the creation of the new tracking stocks, the distribution of subscription rights and the subsequent rights offering, the anticipated benefits of the proposed tracking stocks, the proposed use of proceeds from the rights offering, business strategies including investments in new and existing businesses and equity affiliates, market potential, new service and product launches, the settlement of our forward purchase of shares of Live Nation Entertainment, Inc., the continuation of our stock repurchase plans, the new Atlanta Braves stadium and mixed-use facility and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, possible changes in market acceptance of new products or services, competitive issues, regulatory matters affecting our businesses, continued access to capital on terms acceptable to Liberty Media or its subsidiaries, satisfaction of the conditions to the creation of the tracking stocks and the distribution of subscription rights and our ability to realize the expected benefits of these transactions, the availability of acquisition opportunities, changes in law and government regulations that may impact the derivative instruments that hedge certain of our financial risks and market conditions conducive to stock repurchases. These forward-looking statements speak only as of the date of this presentation, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including the most recent Forms 10-Q and 10-K, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this presentation.

Forward-Looking Statements Additional Information Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of our existing common stock or our proposed Liberty Braves tracking stock, Liberty Sirius tracking stock or Liberty Media tracking stock. The offer and sale of shares of the proposed tracking stocks will only be made pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statement to be filed with the SEC regarding the proposed tracking stocks, including the proxy statement/prospectus to be contained in therein, because they will contain important information about the issuance of shares of the proposed tracking stocks. Copies of Liberty Media's SEC filings are available free of charge at the SEC's website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Investor Relations, (720) 875-5420. Participants in a Solicitation The directors and executive officers of Liberty Media and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the tracking stocks. Information regarding the directors and executive officers of Liberty Media and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials with respect to the creation of the proposed tracking stocks to be filed with the SEC.

Keeping “Track” of Today’s Announcements Creation of three separate tracking stocks encompassing all assets held by LMC Liberty Sirius Group: Tracks Liberty Media’s 60.7% ownership in SiriusXM(1) Liberty Braves Group: Tracks Atlanta Braves Including associated real estate development projects Expect to conduct ~$200m rights offering structured similar to rights offering following Liberty Broadband spin-off Liberty Media Group: Tracks remaining assets, including 34.4%(2) Live Nation stake and 20% inter-group interest in Liberty Braves Liberty Sirius Group Liberty Braves Group Liberty Media Group As of 10/20/15. Pro-forma for settlement of LYV forward purchase agreement to acquire additional 15.9m shares.

Liberty Media Pro Forma Structure

$ in millions

Liberty Sirius Group

3.2b SIRI shares x $4.12 = $13,028

Cash = $50

Margin loan debt (9/30) = $(250)[1]

NAV: $12,828

Liberty Media Group

69.6m LYV shares[2] x $26.18 = $1,823

Other public holdings[3] = $525

Liberty Braves interest[4] = $205

Private assets[5]= $334

Cash = $118

Convertible debt (9/30) = $(1,000)

NAV[6]: $2,005

Liberty Braves Group[7]

Atlanta Braves valuation = $1,150

Mixed-Use, Net Equity= $165

Cash = $85

PF Debt (ex Mixed Use) = $(374)

NAV: $1,026

Note: Corporate cash balances are estimated based on Liberty Media's 9/30/15 cash balance (pro forma for settlement of Live Nation forward contract) and are not definitive and subject to change. Market data as of 11/5/15. NAV figures exclude tax liabilities.

(1) Margin loan has incremental capacity of $1b.
(2) Pro-forma for settlement of LYV forward purchase agreement to acquire additional 15.9m shares.
(3) Includes holdings in Time Warner Inc., Time Inc., Ideiasnet, Crown Media and Viacom as of 11/5/2015 and other debt securities as of 9/30/2015.
(4) 20% inter-group interest in Liberty Braves Group. Will not be reflected in outstanding share count of Liberty Braves Group.
(5) Analyst estimates plus $165m for Inter-Group Note from Liberty Braves Group.
(6) Excludes contingent assets related to Vivendi litigation.
(7) See slide 8 for additional detail.

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Indicative NAV for Liberty Braves Group For illustrative purposes, Forbes enterprise valuation as of 3/25/15. Includes value of new stadium, but excludes equity in non-baseball assets (i.e. Mixed-Use development). Estimated Liberty Braves funding for Mixed-Use development project (through to completion). Indicative and subject to change. Ties to $85m on prior slide by adding proceeds of Rights Offering less repayment of Inter-Group Note. 9/30/15 debt balance of $175m, less $86m and $45m of debt incurred to date on Mixed Use and Stadium developments, respectively. Current estimate, subject to change. Inter-Group Note to fund equity contribution on Mixed-Use development prior to creation of tracking stock structure. Expected to be repaid through proceeds of Rights Offering. Excludes impact of 20% Inter-Group Interest in Liberty Braves Group, to be held by Liberty Media Group. This interest will not be reflected in outstanding share count of Liberty Braves Group. Liberty Braves Group: Key Assets and Liabilities $ in millions Atlanta Braves Forbes Valuation (1) $1,150 Mixed Use Development (2) 450 Attributed Cash (3) 50 Rights Offering Proceeds 200 Anticipated Asset Value 1,850 Debt as of 9/30/15 (ex Mixed Use/Stadium) (4) (44) Stadium Debt at Completion (5) (330) Mixed Use Debt at Completion (5) (285) Inter-Group Note (6) (165) NAV (7) $1,026

Targeting Discount to NAV with Today’s Announced Recapitalization SIRI merger proposal Liberty withdraws SIRI bid Notes: Private asset values based on analyst estimates and excludes tax liabilities. Market values as of 11/5/15. Liberty spins Broadband Aim to reduce trading discount to NAV Focused investment opportunities should outweigh potential tracking stock discount Create specific transaction/compensation currencies for each tracker Allows separate capitalization and fundraising Contain portfolio complexity at Liberty Media Group 12% 8% 8% 4% 3% 11% 6% 12% 9% 11% 11% 16% 17% 16% 14% 0% 2% 4% 6% 8% 10% 12% 14% 16% 18% 20% LMC NAV Discount %

Liberty Media Group Liberty Media “Back to the Future” Liberty Media Group anchored by 34.4% stake in Live Nation Entertainment(1) Interesting possibilities with SiriusXM remain Capitalize both strategically and financially on venture capital investments Will seek to rationalize non-core attributed assets (tax-efficiently) Convert non-core assets to cash and controlling interests in operating businesses Capital structure optimization and possible equity shrink will add to equity returns over time Vivendi litigation Anchor Tenant Venture Portfolio Non-Core Assets Pro-forma for December 2015 settlement of LYV forward purchase agreement to acquire additional 15.9m shares.

Atlanta Braves Stadium and Mixed-Use Development A ballpark built by the Braves, for the Braves $672m stadium to be built in Cobb County, GA Strategic location, 12 miles from downtown, closer to majority of metro Atlanta fan base Smaller stadium of 41k seats (vs. 52k previously) for more intimate experience; increased premium seating and club offerings Year-round revenue opportunities from sporting events, concerts, festivals, conventions etc. Expected completion Spring 2017 Non-stop center of action outside the ballpark $550m mixed-use complex Key Features: 600 upscale residences 250-room hotel 250,000 sqft office space 400,000 sqft of restaurant and retail space 78,000 sqft entertainment venues Key partners Comcast (15-year lease), Omni Hotel, Live Nation Expected completion Spring 2018 Mixed Use Development SunTrust Park Stadium Development

Stadium Project to Enhance Braves Value Past Experience shows that new ballparks typically see significant increase in revenue driven by increased premium offerings which increase per capita revenue Long-term sponsorship agreement with SunTrust Bank for exclusive naming rights to the stadium Various other multi-year sponsorship agreements secured (including Delta Sky 360 Club and Coors Chop House) Increased premium seating with multiple classes provides stronger value proposition to ticketholders Additional amenities driving increased ticket sales Premium conversion from existing season ticketholders has been very positive Mixed-use creates substantial revenue opportunities to increase value, creating fan destination and not just a ballpark

NAV Discount Market data as of 11/5/15 Shares outstanding as of 10/31/15. Ownership pro forma for 15.9m shares to be acquired through the forward contract (expected to settle in December 2015). Includes holdings in Time Warner Inc., Time Inc., Ideiasnet, Crown Media and Viacom as of 11/5/2015 and other debt securities as of 9/30/2015. Based on analyst consensus for private assets. As of 9/30/15, excluding corporate cash balance at SiriusXM and pro forma for settlement of Live Nation forward contract. Excludes contingent assets related to Vivendi litigation and tax liabilities not recorded for GAAP purposes. ($ in billions, except per share amounts) Market Capitalization Shares O/S (1) Share Price Market Value LMCA/B 112.0 #NAME? #NAME? LMCK 222.3 #NAME? #NAME? Total 334.2 #NAME? #NAME? (Weighted Average) Net Asset Value Liberty's Ownership % Value of Investment SiriusXM 60.7% #NAME? Live Nation (2) 34.4% #NAME? Other Public Assets (3) #NAME? Private Assets (4) $1.3 Total Assets $16.6 Net Debt (5) ($1.2) Net Asset Value (6) $15.4 Missing Value (Market Cap - NAV) ### Discount Per Share of LMC ### Discount % ###

Appendix

Stadium and Mixed-Use Facility Financing

Funding for Braves development

- SunTrust Park
  - $392m in funding from Cobb County and various other local entities
    - $368m through municipal bond issuance
  - Braves to fund remaining $280m, plus $50m of stadium related equipment and any cost over-runs
    - Closed Stadium construction loan in September to fund remaining portion of stadium, parking and plaza
      - $345m, 5-year bank term loan, L+150-175bps
- Mixed-Use Development
  - Estimated $550m mixed-use complex
  - Braves to fund $450m through debt and equity
- Team purposes
  - Credit capacity of additional $175m through team revolver and league-wide facility

Estimated Stadium Sources and Uses

Sources	($m)	Uses	($m)
Liberty Braves debt funding[1]	$330	Stadium cost	$672
Municipal bond funding	368	Other costs and equipment	50
Other municipal funding	24		
Total Sources	**$722**	**Total Uses**	**$722**

Estimated Mixed-Use Sources and Uses[2]

Sources	($m)	Uses	($m)
Liberty Braves funding		Mixed-use development	$550
Debt funding	$285		
Equity funding	165		
Third party funding	100		
Total Sources	**$550**	**Total Uses**	**$550**

(1) Including $345m StadCo Loan.
(2) Amounts based on current forecast.

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